September 26, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. Martin James

Senior Assistant Chief Accountant

Re:      Energy Recovery, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 12, 2013

File No. 001-34112

Dear Mr. James:

Energy Recovery, Inc., a Delaware corporation (the “Company”), submits this letter in response to comments included in your letter of August 29, 2013, relating to your review of the Company’s Form 10-K for the Year Ended December 31, 2012.

The Company understands that after reviewing the information provided, you may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements, page 40

Revenue Recognition, page 48

1.	To help us understand your revenue recognition policies for large projects with stand- alone contracts, please respond to the following:

●	Summarize the significant terms of the contracts.

Response:

The following seven tables summarize by customer the significant terms of the seven stand-alone contracts for large projects for which revenue was recognized by Energy Recovery in FY2012.

Customer A

Total Contract $	$6.9M
Revenue Recognized in FY2012	$6.887M
Service Revenue Deferred at 12/31/2012	$13k
Billed approximately at or before product delivery	75% = $5.175M
Payment Terms	Net 60
Retention payment	25% = $1.725 (15% no later than 10 months from delivery, 10% no later than 14 months from delivery)

Customer B

Total Contract $	$3.7M
Revenue Recognized in FY2012	$3.683M
Service Revenue Deferred at 12/31/2012	$17k
Billed approximately at or before product delivery	100% = $3.7M
Payment Terms	Net 30
Retention payment	0%

Customer C

Total Contract $	$3.549M
Revenue Recognized in FY2012	$3.545M
Service Revenue Deferred at 12/31/2012	$4k
Billed approximately at or before product delivery	100% = $3.549M
Payment Terms	Net 60
Retention payment	0%

Customer D

Total Contract $	$2.050M
Revenue Recognized in FY2012	$2.039M
Service Revenue Deferred at 12/31/2012	$11k
Billed approximately at or before product delivery	95% = $1.947M
Payment Terms	Net 30
Retention payment	5% = $103k (Stand-by Letter of Credit (“SBLC”) to be provided)

Customer E

Total Contract $	$1.716M
Revenue Recognized in FY2012	$1.7095M
Service Revenue Deferred at 12/31/2012	$6.5k
Billed approximately at or before product delivery	90% = $1.544M
Payment Terms	Net 120
Retention payment	10% = $172k (No later than 6 months from delivery)

Customer F

Total Contract $	$1.092M
Revenue Recognized in FY2012	$1.0835M
Service Revenue Deferred at 12/31/2012	$8.5k
Billed approximately at or before product delivery	90% = $982.8k
Payment Terms	Net 120
Retention payment	10% = $109k (No later than 6 months from delivery)

Customer G

Total Contract $	$0.756M
Revenue Recognized in FY2012	$0.7445M
Service Revenue Deferred at 12/31/2012	$11.5k
Billed at or before product delivery	90% = $0.680M
Payment Terms	Net 180
Retention payment	10% = $75.6k (Upon final plant completion which was August 2013)

●

Explain to us how you applied FASB ASC 605-25 in determining the separate units of accounting in your contracts and the measurement and allocation of the consideration to those units. In this regard, please clarify for us how you have applied FASB ASC 605-25-30-5 in determining the amount allocable to the delivered units of accounting.

Response:

The Company is able to apply FASB ASC 605-25 to establish separate units of accounting for contracts that include multiple-element arrangement as follows.

The Company’s contracts with customers typically include one or both of the following deliverables, and there is no general right of return under the terms of the contract.

●	Products
●

Commissioning which includes supervision of the installation, start-up, and training to ensure that the installation performed by the customer, which is relatively simple and straightforward, is completed consistent with recommendations under the factory warranty. The commissioning services element of our contracts represents an incidental portion of the total contract price. The allocable consideration for these services relative to that for the underlying products has been well under 1% of any arrangement.

It should be noted that while commissioning is often bundled into the large stand-alone contracts, the Company also frequently sells its products without commissioning since the Company’s product can be easily installed in a plant without supervision. These facts and circumstances validate that the delivered element has value on a standalone basis and should be considered a separate unit of accounting.

Having established separate units of accounting, the Company then takes the next step as outlined in FASB ASC 605-25 to allocate amounts to each unit of accounting. With respect to products, the Company has established VSOE (Vendor Specific Objective Evidence) based on the price at which such products are sold separately without commissioning services. With respect to commissioning, the Company charges out its engineers for field visits to customers based on a stand-alone standard daily field service charge of $850 - $1,000 per day, as well as a flat service rate for travel, if applicable. This has been determined to be the VSOE of the service based on stand-alone sales of other comparable professional services at consistent pricing.

Under FASB ASC 605-25, the amount allocable to the delivered unit of account (in our case, the product) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. We adhere to consistent pricing in both stand-alone sales of products and professional services and the contractual pricing of products and commissioning services in bundled arrangements.

●	Also explain to us when you recognize revenue for each unit and the applicable revenue recognition guidance underlying your policy.

Response:

As outlined in SAB Topic 13 which is included in FASB ASC 605-10, the Company recognizes revenue when the earnings process is complete as evidenced by:

1.	A written agreement with the customer (Contract, Purchase Order, or Counter-signed Sales Order)
2.	Transfer of title
3.	Fixed pricing that is determinable
4.	Collection that is reasonably assured

When the product is delivered, the remaining undelivered elements are limited to commissioning. The Company defers the fair value of this commissioning until such services are performed.

●	Discuss how you considered the disclosure requirements of FASB ASC 605-25-50-2.

Response:

The Company considered the disclosure requirements of FASB ASC 605-25-50-2(a-h) as follows:

a.	The nature of its multiple-deliverable arrangements, and

b.	The significant deliverables within the arrangements

The Company’s multiple-deliverable arrangements are for large desalination projects with stand-alone contracts with major international engineering, procurement, and construction (EPC) firms that design and build large desalination plants. The Company’s product is one of the key components of the plant and it is important to the successful operation of the plant. To ensure successful product performance the Company also provides service which consists of supervision and training to customers.

The Company’s contracts with customers typically include one or both of the following deliverables.

●	Products
●

Commissioning which includes supervision of the installation, start-up, and training to ensure that the installation performed by the customer, which is relatively simple and straightforward, is completed consistent with recommendations under the factory warranty. The commissioning services element of our contracts represents an incidental portion of the total contract price. The allocable consideration for these services relative to that for the underlying products has been well under 1% of any arrangement.

This is disclosed in Form 10-K, Note 2 – Summary of Significant Accounting Policies, Revenue Recognition, pp. 49-50:

“Transfer of title typically occurs upon shipment of the equipment pursuant to a written purchase order or contract. The portion of the sales agreement related to the field services and training for commissioning of our devices in a desalination plant is deferred until we have performed such services.”

“The specified product performance criteria for our PX device generally pertain to the ability of our product to meet its published performance specifications and warranty provisions, which our products have demonstrated on a consistent basis. This factor, combined with historical performance metrics, provides our management with a reasonable basis to conclude that its PX device will perform satisfactorily upon commissioning of the plant. To ensure this successful product performance, we provide service consisting principally of supervision of customer personnel and training to the customers during the commissioning of the plant.”

c.	The general timing of delivery or performance of service for the deliverables within the arrangements

When the product is delivered, the remaining undelivered elements are limited to commissioning. The Company defers the fair value of this commissioning until such services are performed. The commissioning of the product in the desalination plant could occur 12 to 24 months from the date of product delivery.

This is disclosed in Form 10-K, Note 2 – Summary of Significant Accounting Policies, Revenue Recognition, pp. 49 - 50:

“Transfer of title typically occurs upon shipment of the equipment pursuant to a written purchase order or contract. The portion of the sales agreement related to field services and training for commissioning our devices in a desalination plant is deferred until we have performed such services.”

“Based on these factors, our management has concluded that, for sale of PX devices, delivery and performance have been completed when the product has been delivered (title transfers) to the customer.”

“… commissioning of the desalination plant, which may be 12 months to 24 months from the date of product delivery as described further below.”

d.	Performance-, cancellation-, termination-, and refund-type provisions

Re: Performance

The Company satisfies its contractual obligations when the product is delivered to the customer based on:

1.

Historical performance of the PX device. The Company has delivered thousands of PX products throughout its history and the Company’s warranty liability for PX products has been insignificant. In addition, there are no explicit or implicit rights of return in the Company’s arrangements with its customers.

2.	Historical experience of no concessions related to the final payments.

3.	Lack of requirement of any special customization in order for the PX device to operate in the various plants.
4.

For most large orders, the customer performs witness testing at the Company’s site before shipment, and upon completion of such witness testing, the customer signs-off on its review and approval of the performance of the PX device.

This is disclosed in Form 10-K, Note 2 – Summary of Significant Accounting Policies, Revenue Recognition, pp. 49 – 50:

“The specified product performance criteria for our PX device generally pertain to the ability of our product to meet its published performance specifications and warranty provisions, which our products have demonstrated on a consistent basis. This factor, combined with historical performance metrics, provides our management with a reasonable basis to conclude that its PX device will perform satisfactorily upon commissioning of the plant. To ensure this successful product performance, we provide service consisting principally of supervision of customer personnel and training to the customers during the commissioning of the plant. The installation of the PX device is relatively simple, requires no customization, and is performed by the customer under the supervision of our personnel. We defer the value of the service and training component of the contract or recognize such revenue as services are rendered. Based on these factors, our management has concluded that, for sale of PX devices, delivery and performance have been completed when the product has been delivered (title transfers) to the customer.”

Re: Cancellation-, termination-, and refund-type provisions:

There are no cancellation, termination or refund-type provisions.

There is no right of product return.

The customer is obligated to pay 100% of the purchase price, and the Company has no history of granting concessions related to final payments. For most large orders, the customer performs witness testing at the Company’s site before shipment, and upon completion of such witness testing, the customer signs-off on its review and approval of the performance of the PX device.

This is disclosed in Form 10-K, Note 2 – Summary of Significant Accounting Policies, Revenue Recognition, p. 50:

“We do not provide our customers with a right of product return; however, we will accept returns of products that are deemed to be damaged or defective when delivered that are covered by the terms and conditions of the product warranty.”

e.

A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables

Having established separate units of accounting, the Company then takes the next step as outlined in FASB ASC 605-25 to allocate amounts to each unit of accounting. With respect to products, the Company has established VSOE based on the price at which such products are sold separately. With respect to commissioning, the Company charges out its engineers for field visits to customers based on a stand-alone standard daily field service charge of $850 - $1,000 per day, as well as a flat service rate for travel, if applicable. This has been determined to be the VSOE of the service based on stand-alone sales of other comparable professional services. Additionally, best estimate of selling price (“BESP”) has rarely been used since VSOE is available.

This is disclosed in Form 10-K, Note 2 – Summary of Significant Accounting Policies, Revenue Recognition, p. 49:

“We regularly evaluate our revenue arrangements to identify deliverables and to determine whether these deliverables are separable into multiple units of accounting. In January 2011, we adopted guidance issued by the Financial Accounting Standards Board (“FASB”) on revenue arrangements with multiple deliverables. In accordance with the guidance, when multiple elements exist in a sales agreement, we allocate revenue to all deliverables based on their relative selling prices.

We have established VSOE for most of our products and services considering that a substantial majority of selling prices fall within a narrow range when sold separately. For deliverables with no established VSOE, we use BESP to determine the standalone selling price for such deliverables, as TPE is generally not available given that our products contain significant proprietary technology and solutions that differ substantially from our competitors. We have an established process for developing BESP, which incorporates historical selling prices, market conditions, gross margin objectives, pricing practices, and entity-specific factors. We monitor and evaluate estimated selling price on a regular basis to ensure that changes in circumstances are accounted for in a timely manner. We may modify our pricing in the future, which could result in changes to our VSOE and BESP. The services element of our contracts represents an insignificant portion of the total contract price.”

f.	Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable

The significant deliverables in the arrangements (i.e., products and commissioning services) do qualify as separate units of accounting. While commissioning is often bundled into the large stand-alone contracts, the Company also frequently sells its products without commissioning since the Company’s product can be easily installed in a plant without supervision. These facts and circumstances validate that the delivered element has value on a standalone basis and should be considered a separate unit of accounting.

This is disclosed in Form 10-K, Note 2 – Summary of Significant Accounting Policies, Revenue Recognition, p. 49:

“We regularly evaluate our revenue arrangements to identify deliverables and to determine whether these deliverables are separable into multiple units of accounting.”

g.	The general timing of revenue recognition for significant units of accounting

The Company recognizes revenue when the earnings process is complete as evidenced by:

1.	A written agreement with the customer (Contract, Purchase Order, or Counter-signed Sales Order)
2.	Transfer of title
3.	Fixed pricing that is determinable
4.	Collection that is reasonably assured

When the product is delivered, the remaining undelivered elements are limited to commissioning. The Company defers the fair value of this commissioning until such services are performed. The commissioning of the desalination plant could occur 12 to 24 months from the date of product delivery.

This is disclosed in Form 10-K, Note 2 – Summary of Significant Accounting Policies, Revenue Recognition, p. 49:

“We recognize revenue when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title, fixed pricing that is determinable, and collection that is reasonably assured. Transfer of title typically occurs upon shipment of the equipment pursuant to a written purchase order or contract. The portion of the sales agreement related to field services and training for commissioning our devices in a desalination plant is deferred until we have performed such services.”

h.

Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

There have been no changes in either the selling price or the method or assumptions used to determine selling price that would have a significant effect on the allocation of arrangement consideration; therefore, this disclosure is not applicable.

2.	In this regard, please clarify for us how you have determined that revenue is fixed or determinable and that collectability is reasonably assured in light of the significant holdback periods.

Response:

The Company’s standard payment terms for large projects with stand-alone contracts typically include a customer holdback (also referred to as a retention payment) of approximately 5% to 25%, in which the final payment may not be due for up to 24 months after delivery of the products. Energy Recovery has determined that revenue is fixed and determinable in light of the holdback periods due to the following facts and circumstances:

●	The customer is obligated to pay 100% of the purchase price, and the Company has no history of granting concessions related to final payments.
●	The final payment is not tied to any remaining deliverable from the Company. The Company has accomplished all of its obligations at the time of delivery of the products.

●

For most large orders, the customer performs witness testing at the Company’s site before shipment, and upon completion of such witness testing, the customer signs-off on its review and approval of the performance of the PX device.

●

The performance of PX products is covered under the Company’s standard manufacturer’s warranty of 24 months. The PX product has a history of consistently meeting or exceeding the performance criteria included in customer contracts with a very low failure rate. The Company has no significant warranty issues with PX products.

●	There is no customization required for the PX device to operate in various plants.
●	The Company’s products are not subject to rapid technological obsolescence.
●

The Company’s payment terms, which can include a retention payment at an extended period from shipment are consistent with standard industry practice for large multi-year plant projects. The Company is not offering exceptional terms to its customers.

●	The standard payment terms include a customary holdback which is timed with the completion (commissioning) of the project.
●	The business purpose of the payment terms are consistent with the timing of the completion (commissioning) of the project.

Energy Recovery has determined that collectability is reasonably assured in light of the holdback periods due to the following:

●	The Company has demonstrated a very strong collection history on holdbacks with no write-offs.
●	The Company is dealing with financially sound customers who have been funded to build large-scale desalination plants that require significant time and invested capital.
●

As a standard procedure, the Company evaluates each contract and each customer to assess reasonable assurance of collection. As part of a standard Credit Analysis reviewed and approved by the Corporate Controller and CFO, the Company reviews the financial situation of the customer and the Company’s relationship with the customer to determine if revenue should be deferred for the retention payments based on any collection concerns. Some of the factors the Company considers in connection with this assessment are the current financial resources of the customer, historical payment experience with the Company, the length of time that the Company has worked with the customer, the customer’s reputation and relationship with its suppliers, and the duration and materiality of the retention payments. To date, based on the Company’s evaluations, it has not recorded any deferred revenue associated with the retention payments.

●

The Company’s product is one of the key components of the plant and it is important to the successful operation of the plant. Moreover, the plant design has been specifically planned to incorporate the Company’s product, which is unique to the industry in that it requires less physical space in which to operate. Moreover, the Company’s product represents a relatively small percentage of total plant cost. All of these factors contribute positively to the customer’s motivation to make payment based on contractual terms.

3.	Please also tell us about your accounting for the retention payments, including whether you discount the long-term portion of the receivable. Explain why or why not.

Response:

The Company’s accounting for retention payments follows the guidance of SAB Topic 13 which is included in FASB ASC 605-10. The Company recognizes revenue when the earnings process is complete as evidenced by:

1.	A written agreement with the customer (Contract, Purchase Order, or Counter-signed Sales Order)
2.	Transfer of title
3.	Fixed pricing that is determinable
4.	Collection that is reasonably assured

Revenue is recognized on the product sale at the time of the shipment, depending on the Incoterms and transfer of title. The Company monitors the Incoterms and, as necessary, defers revenue if title is not transferred until delivery of product.

When the product is delivered, the remaining undelivered elements are limited to supervision of customer personnel and training during the commissioning of the plant. The Company defers the fair value of the service and training until such services are performed.

The Company satisfies its contractual obligations when the product is delivered to the customer based on:

1.

Historical performance of the PX device. The Company has delivered thousands of PX products throughout its history and the Company’s warranty liability for PX products has been insignificant. In addition, there are no explicit or implicit rights of return in the Company’s arrangements with its customers.

2.	Historical experience of no concessions related to the final payments.
3.	Lack of requirement of any special customization in order for the PX device to operate in the various plants.
4.

For most large orders, the customer performs witness testing at the Company’s site before shipment, and upon completion of such witness testing, the customer signs-off on its review and approval of the performance of the PX device.

Based on the Company’s experience over many years, the typical payment terms for large projects with stand-alone contracts include the following billings, with the associated accounting treatment:

●

Advance payment of 10 - 20% of purchase agreement, usually due upon execution of the contract. This advance payment is accounted for as deferred revenue until shipment or when products are delivered to the customer, depending on Incoterms and transfer of title.

●

A payment ranging from 50 – 70% of the total contract is typically due upon delivery of the product. This payment is often divided into two parts. The first part, which is due 30 – 60 days following delivery of the product and documentation, is invoiced upon shipment when the product revenue is recognized, and results in an open Accounts Receivable with the customer. The second part is typically due 90 – 120 days following delivery of the product and documentation. This payment is booked to Unbilled Receivables upon shipment when the product revenue is recognized, and it is invoiced to the customer upon notification that equipment has started up or when the time period has expired. The Company has no performance obligation to complete to be legally entitled to this payment. It is invoiced based on the passage of time.

●

A final retention payment of usually 10 – 20%, which is due either at the completion of plant commissioning or upon the issuance of a SBLC which is typically issued 12 - 24 months from the delivery date of products and documentation. This payment is booked to Unbilled Receivables upon shipment when the product revenue is recognized, and it is invoiced to the customer when it is determined that commissioning is complete or the SBLC has been issued. This payment is not contingent on the delivery of commissioning services. The Company has no performance obligation to complete to be legally entitled to this payment. It is invoiced based on the passage of time.

The Company does not discount the long-term portion of the receivable since the contract with the customer is not considered to be a financing arrangement, but a means of ensuring performance in accordance with the Company’s published specifications and standard warranty provisions. The Company works with very large and established engineering, procurement, and construction firms who are building large-scale desalination plants. In the construction industry, retention payments are standard industry practice.

Of the total contract price, 75%- 95% is invoiced upon delivery and is due and payable within 180 days. The remaining payments are invoiced within the two-year manufacturer’s product warranty period and are consistent with standard industry practice for open credit payment terms for large multi-year projects. The relative dollar amounts of the retention payments, and close proximity of the retention payment due date to the warranty expiration date, are consistent with the retention payments providing a form of security over the performance of the product.

The Company has considered the guidance in FASB ASC 835-30 Interest – Imputation of Interest. Under FASB ASC 835-30-15-2, the imputation of interest applies to receivables and payables that represent contractual rights to receive money or contractual obligations to pay money on a fixed or determinable date, whether or not there is any stated provision for interest, subject to certain exceptions. However, per FASB ASC 835-30-15-3c, an exception is provided for amounts intended to provide security for one party to an agreement (for example, security deposits, retainages on contracts). It is management’s judgment that the retention payments represent “retainages on contacts” as described in exception 3c as they are intended to provide security to the customer that the Company’s product performs in accordance with its published specification and standard warranty provision. Further, we also note that any impact of not imputing interest is insignificant given the relatively low historical balance of long-term unbilled receivables.

The Company also acknowledges that:

●	It is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact Sharon Smith-Lenox, Controller or me at 510-483-7370.

Sincerely,

/s/ Alexander J. Buehler

Alexander J. Buehler

Chief Financial Officer

CC:

Slade Fester          BDO

Steve Schrader     Baker, McKenzie

Juan Otero            Corporate Counsel and Secretary